Project Paratus – Seadrill Response to NSN AHG Counter October 2020 Exhibit 99.1

PRIVILEGED & CONFIDENTIAL

Seadrill Response to NSN AHG Counter

Subject	Seadrill Revised Proposal (August 30, 2020)	NSN AHG Counter (September 29, 2020)	Seadrill Response (October 9, 2020)
Transaction Structure	• NSNCo to be ringfenced from the current RigCo/IHCo structure with Seadrill retaining 100% of the equity and NSN holders to receive takeback debt as described on the next page • Residual value post-retirement of the NSNs to flow to SDRL	• Agree	• Agree
	• $[TBD]mm of cash at NSNCo to initially retire a portion of the NSNs at par[1]	• $[86] million of cash (comprised of all of the cash at NSNCo at closing) to be used to redeem a portion of the NSNs at par plus makewhole premium	• $[TBD]mm of cash at NSNCo to initially retire a portion of the NSNs at par[1]
		• Cash of $25 million shall be funded (into NSNCo at closing) and guaranteed by Reorganised Seadrill Ltd. and RigCo, which shall be used to prefund first 12 months of cash interest and minimum liquidity requirements	• No cash shall be funded into NSNCo by Reorganised Seadrill Ltd. or RigCo • No guarantees by Reorganised Seadrill Ltd., IHCo, nor RigCo going forward
	• NSNCo and its subsidiaries will become unrestricted subsidiaries of Seadrill with Seadrill keeping the equity in NSNCo	• Agree, subject to MFN for any recoveries on account of any guarantee / unsecured claims	• Clarification needed on how this would apply in practice
	• All intercreditor claims of the NSNs outside of the NSN structure are released	• Agree	• Agree
	• The NSNs shall maintain all existing first ranking security within the NSNCo Group	• NSNs to maintain all existing first ranking security within the NSNCo Group, and all first lien guarantee from Reorganised Seadrill Ltd and RigCo on account of go-forward NSN cash interest payment amounts	• The NSNs shall maintain all existing first ranking security within the NSNCo Group; no guarantees from Reorganised Seadrill Ltd., IHCo, nor RigCo going forward
		• April 2020 MLS Loan ($8 million) shall be contributed into NSNCo for the benefit of the NSN holders	• Reject; $8mm loan to be retained by entity that funded the loan

(1) *Assumes September 30, 2020 transaction date for illustrative purposes. Illustrative cash paydown of $[TBD]mm is derived by deducting $20mm from the total cash at NSNCo of $[TBD]mm at close of transaction consistent with the mechanism described in the Mandatory Payment section on page 8. Total cash at NSNCo of $62mm consists of $32mm unrestricted cash and $30mm of restricted cash as of September 30, 2020, with expected future receipts of $24mm ($12mm of which relates to an earnout due from the West Vela and $12mm from settlement proceeds related to the Seabras Esmeralda vessel), less [$25mm] expected professional fee costs*

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Seadrill Response to NSN AHG Counter (cont.) Subject Seadrill Revised Proposal (August 30, 2020) NSN AHG Counter (September 29, 2020) Seadrill Response (October 9, 2020) NSNCo Governance [To be discussed] NSN holders to be given appointment rights in respect of 3 of the 4 directors at NSNCo (the “Noteholder Appointees”) until such time as the Notes have been repaid in full At least one of the Noteholder Appointees must sit on the board SeaMex and Seabras at all times Indenture trustee / security agent to be replaced at the designation of the NSN holders NSN holders to be given appointment rights in respect of 1 of the 4 directors at NSNCo (the “Noteholder Appointee”), until such time as the Notes have been repaid in full Reject appointment of a director to JVs – would not be constructive relative to JV partners Please provide name(s) of suggested replacement NSN Claims at Seadrill and RigCo Release by the holders of the NSNs of all existing guarantees and security and claims with respect to Seadrill Limited and its subsidiaries (including IHCo and RigCo and their respective subsidiaries) Agree, subject to: MFN for any recoveries on account of any guarantee / unsecured claims The initial cash funding amount and the payment and guarantee from Reorganised Seadrill Ltd. and RigCo of go-forward NSN cash interest payment amounts Release by the holders of the NSNs of all existing guarantees and security and claims with respect to Seadrill Limited and its subsidiaries (including IHCo and RigCo and their respective subsidiaries) No cash or cash funding obligations shall be paid by nor guaranteed by Reorganised Seadrill Ltd. or RigCo

PRIVILEGED & CONFIDENTIAL

Seadrill Response to NSN AHG Counter (cont.)

Seadrill

Subject	Seadrill Revised Proposal (August 30, 2020)	NSN AHG Counter (September 29, 2020)	Seadrill Response (October 9, 2020)
Costs and Management Agreements	• Estimated [$20]mm of cash to remain at NSNCo post-transaction to fund NSNCo structure, possible capital calls, etc.(1)	• No fees related to go-forward management of NSN group • Terms of management agreement to be satisfactory to NSN holders	• Estimated [$20]mm of cash to remain at NSNCo post-transaction to fund NSNCo structure, possible capital calls, etc.(1)
	• Management agreement with Seadrill to reflect new ring-fenced structure, including payment of a [TBD] management fee per year	• Fees for management of SeaMex: $[TBD] per year, subject to being on market terms	• Seadrill's management agreement structure and compensation vis-à-vis SeaMex to remain on current terms • To the extent Reorganised Seadrill Ltd. and / or RigCo incur expenses (including personnel, accounting or other functions), NSNCo to provide reimbursement promptly at cost
Implementation	• Potential implementation using Chapter 11 process or Bermudan Scheme of Arrangement	• Agree, if NSNs are unable to reach > 90% consent to achieve amendments without a Scheme	• Preferable to implement via Chapter 11 process
Other	• N/A	• SeaMex Seller Credit Loan: NSN holders to have consent rights over any modifications to the Seller Credit Loan	• To be discussed
		• Process Costs: For the avoidance of doubt, all administrative expenses and process-related costs (including all professional fees and expenses) shall be paid by Seadrill Ltd and not by the NSNCo group (conditioned upon consummation of a global settlement)	• No cash shall be paid by Reorganised Seadrill Ltd. or RigCo
		• NSN holders to have a first priority right to fund any additional liquidity needs of NSN assets (including working capital support)	• Agreeable in-principle subject to mechanics TBD
			• Documentation and approvals needed, including customary releases

(1) To the extent unrestricted cash is no longer available, restricted cash may be used for general administrative expenses to support NSNCo collateral

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PRIVILEGED & CONFIDENTIAL

Seadrill Response to NSN AHG Counter (cont.)

Seadrill

Subject	Seadrill Revised Proposal (August 30, 2020)	NSN AHG Counter (September 29, 2020)	Seadrill Response (October 9, 2020)
Principal	• [Current outstanding NSNCo debt remains, minus a $[TBD]mm cash paydown at par, resulting in a new [$TBD]mm balance[(1)]] • [NSNs held by NSNCo to be retired]	• Agree, with the exception that paydown shall be at par plus makewhole premium • Agree	• Current outstanding NSNCo debt remains, minus a $[TBD]mm cash paydown at par, resulting in a new [$TBD]mm balance[(1)] • Agree
Issuer	• NSNCo	• Agree, with first lien guarantee from Reorganised Seadrill Ltd and RigCo on account of go-forward NSN cash interest payment amounts	• NSNCo • No guarantee shall be made by Reorganised Seadrill Ltd., IHCo, RigCo or its subsidiaries
Maturity	• [September 2028]	• July 15, 2025	• July 2026
Interest and Fees	• [12% PIYC, paid semi-annually]	• **Closing – July 15, 2022:** [12% paid semi-annually, consisting of (i) 4.00% cash interest plus (ii) 8.00% PIK interest] • **July 16, 2022 – July 15, 2024:** [14% paid semi-annually, consisting of (i) 5.00% cash interest plus (ii) 9.00% PIK interest] • **July 16, 2024 – July 15, 2025:** [16% paid semi-annually, consisting of (i) 6.00% cash interest plus (ii) 10.00% PIK interest] • Cash interest to be paid and guaranteed by both Reorganized Seadrill Ltd. and RigCo (or shall otherwise constitute an EoD) • Cash in excess of $5 million shall first be applied to pay the amount of PIK interest payable, in cash	• **Closing – July 15, 2022:** [12% PIYC paid semi-annually] • **July 16, 2022 – July 15, 2026:** [13% PIYC paid semi-annually] • No cash shall be paid by Reorganised Seadrill Ltd. or RigCo nor shall there be a guarantee • Cash balance above $[20]mm shall pay accrued interest in cash on each coupon date, with remainder PIK
Call Protection	• Elimination of current call protection	• [Same as terms under the existing indenture]	• Elimination of current call protection

(1) Assumes September 30, 2020 transaction date for illustrative purposes. Illustrative cash paydown of $[TBD]mm is derived by deducting $20mm from the total cash at NSNCo of $[TBD]mm at close of transaction consistent with the mechanism described in the Mandatory Payment section on the following page. Total cash at NSNCo of $62mm consists of $32mm unrestricted cash and $30mm of restricted cash as of September 30, 2020, with expected future receipts of $24mm ($12mm of which relates to an earnout due from the West Vela and $12mm from settlement proceeds related to the Seabras Esmeralda vessel), less [$25mm] expected professional fee costs

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PRIVILEGED & CONFIDENTIAL

Seadrill Response to NSN AHG Counter (cont.)

Seadrill

Subject	Seadrill Revised Proposal (August 30, 2020)	NSN AHG Counter (September 29, 2020)	Seadrill Response (October 9, 2020)

Mandatory Payment	• Any cash income, dividends, and collections generated from the collateral (examples include Seabras dividends, any SeaMex dividends, repayment of interest or principal on the SeaMex Seller's Credit, or redemption of the Archer note) will be placed into a cash account
	  • Cash balance above $[20]mm shall pay accrued interest in cash on each coupon date, with remainder PIK
	  • Once the cash balance at NSNCo exceeds a balance of $[25]mm, the cash in excess of $[20]mm will be used to redeem the NSNs at par[1][2]
		• [Same as terms under existing indenture]	• Same as terms under existing indenture, except optional and mandatory prepayments replaced with following construct:
			  • Cash balance above $[20]mm shall pay accrued interest in cash on each coupon date, with remainder PIK
			  • Once the cash balance at NSNCo exceeds a balance of $[25]mm, the cash in excess of $[20]mm will be used to redeem the NSNs at par[1][2]
			  • [Precise mechanics to be crystallised]

	• Fairness opinion for asset sales above $50mm threshold		
		• **Cash Sweep:** Once the cash balance at NSNCo exceeds a balance of $[15]mm, the cash in excess of $[5]mm (after first applying the amount of PIK interest in cash as described on pg. 5) shall be used to redeem the NSNs at par plus the applicable premium at the time (at the option and majority consent of NSN holders)	
		• **Mandatory Paydown:** There will be a mandatory paydown at March 31, 2022 equal to the difference between (a) the par plus accrued NSN balance at March 31, 2022, and (b) the par plus accrued NSN balance at the earlier of (i) March 31, 2021 and (ii) closing (after giving effect the partial redemption at closing)	• Mandatory paydown triggers are not acceptable
		• Any proceeds from asset sales or cash sweeps used to pay down the NSN balance at or before March 31, 2022 shall be applied towards the above requirement	

(1) Assumes September 30, 2020 transaction date for illustrative purposes. Illustrative cash paydown of $[TBD]mm is derived by deducting $20mm from the total cash at NSNCo of $[TBD]mm at close of transaction consistent with the mechanism described in the Mandatory Payment section. Total cash at NSNCo of $62mm consists of $32mm unrestricted cash and $30mm of restricted cash as of September 30, 2020, with expected future receipts of $24mm ($12mm of which relates to an earnout due from the West Vela and $12mm from settlement proceeds related to the Seabras Esmeralda vessel), less [$25mm] expected professional fee costs

(2) To the extent unrestricted cash is no longer available, restricted cash may be used for general administrative expenses to support NSNCo collateral

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Seadrill Response to NSN AHG Counter (cont.) Subject Seadrill Revised Proposal (August 30, 2020) NSN AHG Counter (September 29, 2020) Seadrill Response (October 9, 2020) Financial Covenants N/A Minimum liquidity of [$5] million at all times No financial covenants Other Customary restrictive covenants and events of default, governing only NSNCo and its restricted subsidiaries Baskets no more restrictive than those in the existing NSN indenture No requirement to obtain a rating on the new NSNs Structure to be analysed to mitigate Investment Company Act issues (Keep Well Obligors) [Call option on the shares of Seadrill Seabras UK Limited, Seadrill JU NewCo Limited, and NSNCo in favor of the NSN holders exercisable at $1 upon an EoD] Certain other amendments to the NSN indenture covenants to be agreed Reject Clarification needed on other amendments to the indenture